SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                      Abigail Adams National Bancorp. Inc.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   003390101
                                   ---------
                                 (CUSIP Number)


                             Thomas J. Murray, Esq.
                    Huddleston, Bolen, Beatty, Porter & Copen
                                  P.O. Box 2185
                                611 Third Avenue
                              Huntington, WV 25722
                                 (304) 529-6181
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                  March 5, 1996
                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b) (3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|


                                                   This Document Consists of 11
                                                   Pages.

     Reporting Persons Marshall T. Reynolds, Shirley A. Reynolds, Robert L. Shell, Jr., Robert H. Beymer and Barbara W. Beymer file this Amendment No. 2 to initial Form 13D filed on May 1, 1995, as amended by (a) Amendment No. 1 to Form 13D filed July 24, 1995; (b) Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (c) Amendment No. 1 to Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995.

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Marshall T. Reynolds

         Social Security Number:           ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                                  (a)  |_|

                                                  (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   West Virginia

Number of              7.      Sole Voting Power:               0
   Shares
Beneficially           8.      Shared Voting Power:        75,155
   Owned by
     Each              9.      Sole Dispositive Power:          0
   Reporting
Person With            10.     Shared Dispositive Power:   75,155

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   75,155

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                                 |_|

13.      Percent of Class Represented by Amount in Row 11:  26.4%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Shirley A. Reynolds

         Social Security Number:           ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                                (a)  |_|

                                                (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   West Virginia

Number of                  7.      Sole Voting Power:         40,000
   Shares
Beneficially               8.      Shared Voting Power:       75,155
   Owned by
      Each                 9.      Sole Dispositive Power:    40,000
   Reporting
Person With                10.     Shared Dispositive Power:  75,155

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   115,155

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                                 |_|

13.      Percent of Class Represented by Amount in Row 11:  40.4%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Robert H. Beymer

         Social Security Number:      ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                               (a)  |_|

                                               (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  BK/PF/OO

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   West Virginia

Number of                  7.      Sole Voting Power:                0
   Shares
Beneficially               8.      Shared Voting Power:              0
   Owned by
      Each                 9.      Sole Dispositive Power:           0
   Reporting
Person With                10.     Shared Dispositive Power:         0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                               |_|

13.      Percent of Class Represented by Amount in Row 11:    0%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Barbara W. Beymer

         Social Security Number:         ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                               (a)  |_|

                                               (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  BK/PF/OO

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   West Virginia

Number of            7.      Sole Voting Power:        27,000
   Shares
Beneficially         8.      Shared Voting Power:           0
   Owned by
      Each           9.      Sole Dispositive Power:   27,000
   Reporting
Person With          10.     Shared Dispositive Power:      0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   27,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                                  |_|

13.      Percent of Class Represented by Amount in Row 11:  9.5%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Robert L. Shell, Jr

         Social Security Number:        ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                              (a)  |_|

                                              (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   West Virginia

Number of           7.      Sole Voting Power:        22,000
   Shares
Beneficially        8.      Shared Voting Power:           0
   Owned by
         Each       9.      Sole Dispositive Power:   22,000
   Reporting
Person With         10.     Shared Dispositive Power:      0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   22,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                              |_|

13.      Percent of Class Represented by Amount in Row 11:  7.7%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Thomas W. Wright

         Social Security Number:      ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                                (a)  |_|

                                                (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  PF

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   Kentucky

Number of          7.      Sole Voting Power:            0
   Shares
Beneficially       8.      Shared Voting Power:      7,000
   Owned by
     Each          9.      Sole Dispositive Power:       0
   Reporting
Person With        10.     Shared Dispositive Power: 7,000

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   7,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                              |_|

13.      Percent of Class Represented by Amount in Row 11:  2.5%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Deborah P. Wright

         Social Security Number:      ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                              (a)  |_|

                                              (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  PF

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   Kentucky

Number of          7.      Sole Voting Power:         20,000
   Shares
Beneficially       8.      Shared Voting Power:        7,000
   Owned by
       Each        9.      Sole Dispositive Power:    20,000
   Reporting
Person With        10.     Shared Dispositive Power:   7,000

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   7,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                             |_|

13.      Percent of Class Represented by Amount in Row 11:  9.5%

14.      Type of Reporting Person:  IN

CUSIP. No.     None

                                  SCHEDULE 13D

1.       Name of Reporting Person: Jeanne D. Hubbard

         Social Security Number:     ###-##-####

2.       Check the Appropriate Box if a Member of a Group:
                                             (a)  |_|

                                             (b)  |_|
3.       SEC Use Only

4.       Source of Funds:  BK/PF

5.       Check Box if Disclosure of Legal proceedings is Required
         Pursuant to Items 2(d) or 2(e).    |_|

6.       Citizenship or Place of Organization:   West Virginia

Number of            7.      Sole Voting Power:        1,500
   Shares
Beneficially         8.      Shared Voting Power:          0
   Owned by
       Each          9.      Sole Dispositive Power:   1,500
   Reporting
Person With          10.     Shared Dispositive Power:     0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:   1,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares.                               |_|

13.      Percent of Class Represented by Amount in Row 11:  .05%

14.      Type of Reporting Person:  IN

     This Amendment No. 2 to the Schedule 13D filed by Reporting Persons on May 1, 1995 is filed with regard to the common stock, par value $10.00 per share, of Abigail Adams National Bancorp, Inc. ("Bancorp Common Stock"). The address of the principal executive offices of Abigail Adams National Bancorp, Inc. ("Bancorp") is 1627 K Street, N.W., Washington, DC 20006.

     Item 5 of the Schedule 13D filed by Reporting Persons on May 1, 1995, as amended by (a) Amendment No. 1 to Form 13D filed July 24, 1995; (b) Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (c) Amendment No. 1 to Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995, is amended and restated to read in its entirety as follows:

Item 5.           Interest in Securities of the Issuer.
-------          ---------------------------------------

          (a) The aggregate number of shares of Bancorp Common Stock owned by Reporting Persons, as a result of dispositions described in subsection (c) of this Item 5, is 192,655 shares, representing 67.6% of the outstanding shares of Bancorp Common Stock as reported in Bancorp's 10-QSB for the quarter ended September 30, 1995.

          (b) The dispositions described in subsection (c) of this Item 5 have resulted in the following beneficial ownership by number of shares:

                                   Sole Voting/         Shared Voting/
                                   Dispositive Power    Dispositive Power
                                   -----------------    -----------------

         Marshall T. Reynolds            -0-(1)             75,155(2)(3)

         Shirley A. Reynolds          40,000                75,155(2)(3)

         Robert L. Shell, Jr.         22,000(1)(4)             -0-

         Robert H. Beymer                -0-                   -0-

         Barbara W. Beymer            27,000                   -0-

         Thomas W. Wright                -0-                 7,000(2)

         Deborah P. Wright            20,000                 7,000(2)

         Jeanne D. Hubbard             1,500                   -0-

(1)  Upon any default under Robert L. Shell, Jr.'s loan commitment  described in
     Section 3 of Schedule 13D, Marshall T. Reynolds would be required to purchase the shares of Bancorp Common Stock attributed to Mr. Shell, increasing the number of shares held with sole voting and dispositive power by Mr. Reynolds to 20,000 and reducing Mr. Shell's beneficial ownership to -0-.

(2)  Shares held jointly between spouses.

(3)  Includes 10,000 shares held by dependent child.

(4)  Includes 2,000 shares held by spouse.

          (c) Except as otherwise described in this Schedule 13D, as amended, none of the Reporting Persons beneficially own any shares of Bancorp Common Stock. Other than as described below, no transactions in Bancorp Common Stock were effected during the past 60 days by the Reporting Persons.

               On March 5, 1996, Marshall T. Reynolds and Shirley A.Reynolds, from the 85,155 Shares held by them as joint tenants with right of survivorship:

                    (a) Transferred by gift 10,000 Shares to Douglas V. Reynolds, their son. These shares continue to be reflected as beneficially owned by them in subsection (b) of this Item 5.

                    (b) Sold,  for the cash price of $17.00  per  share,  10,000
               Shares to Jo Ann Scaggs.

               On March 5, 1996, Robert L. Shell, Jr.:

                    (a) Sold,  for the cash  price of $17.00  per  share,  3,000
               Shares to Philip Todd Shell, his son, and 2,000 Shares to Kimberley Meade Shell, his daughter-in-law.

                    (b) Transferred by gift 2,000 Shares to Lena Ji, his wife. These shares continue to be reflected as beneficially owned by Robert L. Shell, Jr. in subsection (b) of this Item 5.

               On January 24, 1996, Robert H. Beymer transferred to Barbara W. Beymer all his right, title and interest in the 7,000 Shares they held as joint tenants with right of survivorship.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each and all of the persons signatory below.

Dated:  March 5, 1996

/s/ Marshall T. Reynolds                       /s/ Barbara W. Beymer
------------------------------                 ------------------------------
MARSHALL T. REYNOLDS                           BARBARA W. BEYMER

/s/ Shirley A. Reynolds                        /s/ Robert L. Shell, Jr.
------------------------------                 ------------------------------
SHIRLEY A. REYNOLDS                            ROBERT L. SHELL, JR.

/s/ Robert H. Beymer
------------------------------
ROBERT H. BEYMER

c:\h&r\a-adams2.13d

                                        2